January 31, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Carmen Moncada-Terry

Re:	XTO Energy Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 13, 2007
File No. 1-10662
Comment Letter dated January 18, 2008

Dear Ms. Moncada-Terry:

The following is the response of XTO Energy Inc. to the above-referenced comment letter received from the Staff of the Securities and Exchange Commission. In this letter, XTO Energy is referred to as “Company”, “we”, “our” or “XTO”. The Staff’s comment and XTO’s response thereto are set forth below.

Consideration for Executive Compensation Decisions in 2006, page 18

1.	We note your response to our prior comments 8 and 9. You state that the committee’s evaluation of each individual executive’s contribution, including Mr. Simpson’s, is subjective and that no weighting is assigned to the executives’ contributions. Please disclose what elements of the named executive officers’ contributions, in applying its subjective evaluation, the committee took into account in determining the named executive officers’ cash and equity compensation.

Response:

On pages 19 and 20 of our 2007 proxy statement, we describe the responsibilities of each of the named executive officers. Additionally, on page 18, we list the Company’s operational and financial results that the compensation committee considered in connection with its executive compensation decisions. The committee’s evaluations of both the individual’s performance of his responsibilities and the contribution of that performance to the Company’s operational and financial results are subjective, and no one element of an individual’s performance of his responsibilities or the resulting contribution to the Company’s overall results has a material impact on the compensation committee’s

Securities and Exchange Commission

January 31, 2008

decision-making process. In future filings, we will clarify and enhance our disclosure regarding the subjective, discretionary nature of our executive compensation program and, to the extent material to an individual committee decision, disclose any element of a named executive officer’s performance, and the resulting contribution, that the committee considered material to its subjective evaluation, in each such case expanding our disclosure regarding how the individual’s performance of a given responsibility contributed to the Company’s operational or financial result at issue.

If you have any questions regarding XTO Energy’s response, or need additional information, please contact Kathy Cox at 817-885-2215 or at kathy_cox@xtoenergy.com.

Very truly yours,

/s/ Kathy L. Cox
Kathy L. Cox
Vice President, Associate General Counsel and Assistant Secretary